Exhibit 99.3

FORM OF

LETTER TO BROKERS, DEALERS, BANKS AND OTHER NOMINEES

FG FINANCIAL GROUP, INC.

Subscription Rights to Purchase Shares of Common Stock

Offered Pursuant to Subscription Rights Distributed to Stockholders of

FG Financial Group, Inc.

October 29, 2021

To Brokers, Dealers, Banks and Other Nominees:

This letter is being distributed by FG Financial Group, Inc. (the “Company”) to brokers, dealers, banks and other nominees in connection with the rights offering to subscribe for and purchase shares of common stock, pursuant to non-transferable subscription rights distributed to all holders of record of the Company’s common stock, $0.001 par value per share (the “Common Stock”), as of 5:00 p.m., Eastern Time, on October 25, 2021, the record date. The rights offering and subscription rights are described in the accompanying prospectus, dated October 28, 2021.

In the rights offering, the Company is issuing subscription rights to subscribe for up to 757,720 shares of Common Stock on the terms and subject to the conditions described in the prospectus, at a subscription price of $4.00 per share. The subscription rights may be exercised at any time prior to 5:00 p.m., Eastern Time, on November 29, 2021, the expiration date, unless extended by the Company. Any subscription rights that are not exercised by 5:00 p.m., Eastern Time, on the expiration date will expire, have no value and cease to be exercisable for shares of Common Stock.

As described in the prospectus, each beneficial owner of shares of Common Stock is entitled to one subscription right for every share of Common Stock owned by such beneficial owner on the record date. Each subscription right entitles the beneficial owner thereof to purchase from the Company 0.15 of a share of Common Stock at the subscription price of $4.00 per whole share, which we refer to as the basic subscription right.

In addition, holders who fully exercise their basic subscription rights will be entitled to subscribe, at the same subscription price, for additional shares that remain unsubscribed as a result of any unexercised basic subscription right (the “over-subscription privilege”). Subject to certain limitations described in the prospectus, if sufficient shares are available, the Company will seek to honor all over-subscription privilege requests, in full. If, however, an insufficient number of shares are available to fully satisfy all over-subscription privilege requests, the available shares will be distributed proportionately among the holders of subscription rights who exercise their over-subscription privilege, based on the number of shares each subscription rights holder subscribed for under the basic subscription right.

The Company will not issue fractional shares. Instead, fractional shares resulting from the exercise of the basic subscription rights and the over-subscription privileges will be eliminated by rounding down to the nearest whole share. Any excess subscription payment received by the subscription agent will be returned, without interest or penalty, promptly following the expiration of the offering.

The Company is asking persons who hold shares of the Company’s Common Stock, and who have received the subscription rights distributable with respect to those shares through a broker, dealer, bank, or other nominee, to contact the appropriate institution or nominee and request it to effect the transactions for them.

If you exercise subscription rights on behalf of beneficial owners, you will be required to certify to the subscription agent and the Company, in connection with such exercise, as to the aggregate number of subscription rights that have been exercised pursuant to the basic subscription right, whether the basic subscription rights of each beneficial owner of subscription rights on whose behalf you are acting has been exercised in full, and the number of shares being subscribed for pursuant to the over-subscription privilege by each beneficial owner of subscription rights on whose behalf you are acting.

The Company is asking you to contact your clients for whom you hold shares of Common Stock registered in your name or the name of your nominee to obtain instruction with respect to the subscription rights.

Enclosed are copies of the following documents:

1.	Prospectus

2.	Subscription Rights Certificate

3.	Instructions as to Use of Subscription Rights Certificates

4.	Form of Broker Letter to Clients Who are Beneficial Holders

5.	Form of Beneficial Owner Election Form

6.	Form of Nominee Holder Certification

All commissions, fees and other expenses (including brokerage commissions and transfer taxes), other than fees and expenses of the subscription agent, incurred in connection with the exercise of the subscription rights will be for the account of the holder, and none of such commissions, fees or expenses will be paid by the Company or the subscription agent.

Your prompt action is requested. To exercise the subscription rights, you must deliver the properly completed and duly executed subscription rights certificate, with payment of the aggregate subscription price for the shares subscribed for pursuant to the basic subscription right and over-subscription privilege, if applicable, to the subscription agent, as indicated in the prospectus. The subscription agent must receive the properly completed and duly executed subscription rights certificate and full payment of the subscription price, including final clearance of any checks, prior to the expiration date. Do not send the subscription rights certificate or payment to the Company.

A holder cannot revoke the exercise of a subscription right. Subscription rights not exercised at or prior to 5:00 p.m., Eastern Time, on the expiration date will expire.

ANY QUESTIONS OR REQUESTS FOR ASSISTANCE CONCERNING THE RIGHTS OFFERING SHOULD BE DIRECTED TO ALLIANCE ADVISORS, LLC, THE INFORMATION AGENT,
TOLL-FREE AT (855) 723-7819.